GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.

9 December 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the following announcements for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Announcement by Genting International PLC, whose shares are quoted on the Luxembourg Stock Exchange and which is a subsidiary of Genting Berhad.

2. Changes in Directors' Interest pursuant to Section 135 of the Companies Act, 1965.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

dlw 12/18

Encls...
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

bcc. The Bank of New York
101 Barclay Street
New York, NY 10286
Fax No: (212) 815-2276/571-3050

Attention: Ms Violet Pagan

Messrs Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715
Fax No: 302-738-7210

Attention: Mr Donald J. Publisi

Form Version 2.0

General Announcement

Ownership transfer to **GENTING** on **04-12-2002 06:04:34 PM**
Submitted by **GENTING** on **04-12-2002 06:37:37 PM**
Reference No **GG-021204-64290**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **GENTING BERHAD**
*	Stock name	: **GENTING**
*	Stock code	: **3182**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANNOUNCEMENT BY GENTING INTERNATIONAL PLC, WHOSE SHARES ARE QUOTED ON THE LUXEMBOURG STOCK EXCHANGE AND WHICH IS A SUBSIDIARY OF GENTING BERHAD

* **Contents :-**

Appended below is the announcement by Genting International PLC ("Company"), made today:

"Further to the Company's announcement of 5th June 2002, the Company wishes to announce that Genting Australia Investments Holding Pty Ltd, a wholly-owned subsidiary of the Company, has completed the disposal of its interest in the Regent Development Site ("Site") in Sydney, Australia to subsidiaries of Centrepoint Properties Limited, the property arm of Fraser & Neave Group for a cash consideration of AUD 58.5 million.

Pursuant to the disposal, the Company through Genting (NSW) Pty Ltd, another wholly-owned subsidiary of the Company has an 8% interest in CPL (Townhall) Pty Limited which will be developing the Site."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Ownership transfer to **GENTING** on **05-12-2002 10:31:50 AM**
Reference No **GG-021205-DE1CA**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Particulars of director

* Name	:	**Colonel (R) Dato' Cheng Wah**
* Address	:	**95 Jalan Setiabakti 9 Bukit Damansara 50490 Kuala Lumpur**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **03-12-2002**	* **4,000**	

Circumstances by reason of which change has occurred	:	**Acquired**
Nature of interest	:	**Direct Interest**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**12,000**
Direct (%)	:	**0.0017**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**03-12-2002**

Remarks :
Colonel (R) Dato' Cheng Wah is a director of a subsidiary of Genting Berhad and certain subsidiaries of Resorts World Bhd, a 55.2% owned subsidiary of the Company.